UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note:

On May 16, 2025, NWTN Inc. (“NWTN”) issued a press release that it has appointed Benjamin Zhai as its new Global Chief Executive Officer to drive NWTN’s strategic expansion from its electric vehicles manufacturing focus into becoming a global smart technology company. A copy of the press release is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This Report on Form 6-K, including the press release that is being filed as an exhibit, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial conditions or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events (including, but not limited to, the proposed expansion of NWTN’s business into global smart technology manufacturing, supply chain and financing capabilities) that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results (including, without limitation, the anticipated benefits of the three-pillar strategy and the ability to successfully execute any portion of such strategy) may differ significantly from those set forth or implied in the forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K (including the press release), including but not limited to the risk factors contained in NWTN’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 16, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 20, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer and Non-Executive Director

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